DRAGON BEVERAGE, INC.

September 7, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Ms. Janice McGuik
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:          Dragon Beverage, Inc.
Registration Statement on Form S-1
File No. 333-165863

Dear Ms. McGuik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dragon Beverage, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 4:00 PM Eastern Standard Time on September 10, 2010, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Dragon Beverage, Inc.

By:
/s/ Igor Svishevskiy
Igor Svishevskiy
President, Chief Executive Officer, Principal Executive Officer,
Chief Financial Officer, Principal Financial Officer,
Principal Accounting Officer and Director

1945 Judwick Dr
Columbus, Ohio 43229- Phone: 614-440-1385